UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
New Sapience, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 13, 2015

Physical address of issuer
1997 Annapolis Exchange Parkway, Suite 300 - #121, Annapolis, MD 21401

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$121,543.15	$210,482.80
Cash & Cash Equivalents	$95,721.16	$147,571.12
Accounts Receivable	$0.00	$0.00
Short-term Debt	$613,484.47	$531,062.29
Long-term Debt	$168.927.24	$152,508.05
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$903,013.36	-$2,449,957.69

April 30, 2025

FORM C-AR

New Sapience, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by New Sapience, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.newsapience.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

New Sapience, Inc. (the "Company") is a Delaware Corporation, formed on March 13, 2015. The Company was formerly known as Cruse Technologies LLC.

The Company is located at 1997 Annapolis Exchange Parkway, Suite 300 - #121, Annapolis, MD 21401.

The Company's website is www.newsapience.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

RISK FACTORS

Risks Related to the Company's Business and Industry

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider al of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company might not sell enough securities in this or other offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company raises all the funds it seeks to raise now, it may need to raise more funds in the future, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Even if the Company completes successful offerings in the future, the terms of those offerings might result in your investment in the Company being worth less, because later investors might get better terms.

Operating capital could be difficult and expensive to find and raise

We may not have enough capital as needed and may need to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, we may offer bonus shares which will increase your dilution and may result in a lower effective purchase price per share than your investment, and institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations wil vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying has no voting rights attached to them. This means that you wil have no rights in dictating on how the Company wil be run. You are trusting in management discretion in making good business decisions that wil grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted wil become our investors. Al early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes ot be made ot the offering terms, or ot companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to

gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits New Sapience was formed on March 15, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. New Sapience has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that sapiens technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly. One of the Company's most valuable assets is its intellectual property. The Company's owns one patent and many trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyrights) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyrights) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyrights) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business wil suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third- party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on New Sapience could harm our reputation and materially negatively impact our financial condition and business.

Contrarian Technical Approach

Artificial Intelligence has became a pre-eminent technological focus of our time. Machine Learning in particular has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has attempted to take a completely contrarian approach to all previous technologies known to the Company. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. This will require the Company to expend significant resources, and the Company may never be successful in distinguishing itself as an attractive technology.

Data privacy leaks

Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

Regulatory and legislative developments regarding artificial intelligence and machine learning

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the European Parliament recently drafted legislation that will categorize AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

Operating capital could be difficult and expensive to find and raise

We may not have enough capital and may need to raise more. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Data privacy leaks

Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

Regulatory and legislative developments regarding artificial intelligence and machine learning

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the European Parliament recently drafted legislation that will categorize AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

New Sapience has developed a unique, patented technology: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

Business Plan

We believe we will soon reach what we consider the "tipping point" capability in our core model build-out.

At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see that it works.

At that point, supported by a public relations campaign and marketing, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what we say to them and have the intelligence to understand what we ask. We believe this event will shake the AI community to its foundations and ideally position the company to attract the additional capital and talent required for additional growth.

We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, provided we have sufficient funding, we expect to focus on the development and release of our first product. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line.

At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had.

We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity.

We believe the initial total addressable market for the Companion could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with large gross margins, our financial projections anticipate the company becoming profitable within months.

We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Thomas Loveland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Administrative Officer, Annual Salary $100,000, Company Equity 2.23% Dates of Service: February, 2022 - Present Responsibilities: Assist CEO in all administrative matters Position: Board Member Dates of Service: December, 2021 - Present Responsibilities: board member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Mind Over Machines, Inc. Title: CEO Dates of Service: April, 1989 - Present Responsibilities: Strategic Vision

Education

Name

Bryant George Cruse

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Founder & CEO Dates of Service: March, 2015 - Present Responsibilities: M.r Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign. Position: President Dates of Service: March, 2015 - Present Responsibilities: This is the legally recognized title for Chief Executive Officer Position: Chief Technical Officer Dates of Service: March, 2015 - Present Responsibilities: nI this role Mr.Cruse is responsible for company's technology development Position: Chairman of the Board of Directors Dates of Service: March, 2022 - Present Responsibilities: Leads the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

William Robert Bandy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32% Dates of Service: March, 2015 - Present Responsibilities: Manage patent portfolio Position: Secretary Dates of Service: March, 2015 - Present Responsibilities: Corporate Secretary Position: Member, Board of Directors Dates of Service: March, 2015 - Present Responsibilities: Provides guidance and advice to management team

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Matrix 2 Title: Board Member Dates of Service: November, 2016 - Present Responsibilities: Guidance and direction to management team

Education

Name

William F. Readdy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Director, Chief Partnerships Officer, Annual salary $0, Company Equity <1% Dates of Service: December, 2022 - Present Responsibilities: Director, Chief Partnerships Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: American Pacific Corp Title: Senior Advisor to the CEO Dates of Service: November, 2005 - Present Responsibilities: Technical Advice Employer: York Space Systems, LLC. Title: Advisory Board Member Dates of Service: April, 2014 - Present Responsibilities: Aerospace/Satellite Technical Advice Employer: Aerojet Rocketdyne Corp Title: Strategic Advisory Group Member Dates of Service: May, 2014 - Present Responsibilities: Aerospace/Launch Vehicle Technical Advice Employer: Helicity Space Corp Title: Advisory Board Member Dates of Service: November, 2019 - Present Responsibilities: Aerospace/Spaceflight Technical Advice Employer: STARS Technology Corp. Title: Advisory Board Member Dates of Service: April, 2021 - Present Responsibilities: Aviation Industry Technical Advice Other business experience in the past three years: Employer: Astrobotic Technology Title: Board Member Dates of Service: November, 2008 - March, 2021 Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program. Employer: Firefly Aerospace Title: Advisory Board Member Dates of Service: May, 2018 - December, 2021 Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program. Employer: NASA- National Aeronautics and Space Administration Title: Vice Chairman, International Space Station (ISS) Advisory Committee Dates of Service: January, 1994 - Present Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action. Employer: Discovery Partners Int'l Title: Managing Partner Dates of Service: October, 2005 - Present Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Thomas Loveland

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Administrative Officer, Annual Salary $100,000, Company Equity 2.23% Dates of Service: February, 2022 - Present Responsibilities: Assist CEO in all administrative matters Position: Board Member Dates of Service: December, 2021 - Present Responsibilities: board member

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Mind Over Machines, Inc. Title: CEO Dates of Service: April, 1989 - Present Responsibilities: Strategic Vision

Education

Name

Bryant George Cruse

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Founder & CEO Dates of Service: March, 2015 - Present Responsibilities: M.r Cruse articulates the Vision and Mission for the company as well as holding direct responsibly for on-going operations and finance. Mr. Cruse does not currently take a salary, but the Company intends to pay Mr. Cruse a salary of $200,000 if the maximum raise amount is achieved in this campaign. Position: President Dates of Service: March, 2015 - Present Responsibilities: This is the legally recognized title for Chief Executive Officer Position: Chief Technical Officer Dates of Service: March, 2015 - Present Responsibilities: nI this role Mr.Cruse is responsible for company's technology development Position: Chairman of the Board of Directors Dates of Service: March, 2022 - Present Responsibilities: Leads the Board of Directors

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Education

Name

William Robert Bandy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Chief Intellectual Property Officer, Annual salary $0, Company Equity 7.32% Dates of Service: March, 2015 - Present Responsibilities: Manage patent portfolio Position: Secretary

Dates of Service: March, 2015 - Present Responsibilities: Corporate Secretary Position: Member, Board of Directors Dates of Service: March, 2015 - Present Responsibilities: Provides guidance and advice to management team

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: Matrix 2 Title: Board Member Dates of Service: November, 2016 - Present Responsibilities: Guidance and direction to management team

Education

Name

William F. Readdy

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Position: Director, Chief Partnerships Officer, Annual salary $0, Company Equity <1% Dates of Service: December, 2022 - Present Responsibilities: Director, Chief Partnerships Officer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Employer: American Pacific Corp Title: Senior Advisor to the CEO Dates of Service: November, 2005 - Present Responsibilities: Technical Advice Employer: York Space Systems, LLC. Title: Advisory Board Member Dates of Service: April, 2014 - Present Responsibilities: Aerospace/Satellite Technical Advice Employer: Aerojet Rocketdyne Corp Title: Strategic Advisory Group Member Dates of Service: May, 2014 - Present Responsibilities: Aerospace/Launch Vehicle Technical Advice Employer: Helicity Space Corp Title: Advisory Board Member Dates of Service: November, 2019 - Present Responsibilities: Aerospace/Spaceflight Technical Advice Employer: STARS Technology Corp. Title: Advisory Board Member Dates of Service: April, 2021 - Present Responsibilities: Aviation Industry Technical Advice Other business experience in the past three years: Employer: Astrobotic Technology Title: Board Member Dates of Service: November, 2008 - March, 2021 Responsibilities: Was one of the original investors and board members of Astrobotic Technology in 2008. Provided direction, as well as strategic and tactical advice for the startup company, which has since blossomed into NASA's premier provider of lunar spacecraft for the NASA Commercial Lunar Payload Services program. Employer: Firefly Aerospace Title: Advisory Board Member Dates of Service: May, 2018 - December, 2021 Responsibilities: Was hand-picked by Founder and CEO Tom Markusic as a technical advisor on technical and programmatic issues prior to the launch of the first flight of the 'Alpha' launch vehicle and Firefly Aerospace's successful pursuit of the NASA Commercial Lunar Payload Services program. Employer: NASA- National Aeronautics and Space Administration Title: Vice Chairman, International Space Station (ISS) Advisory Committee Dates of Service: January, 1994 - Present Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action. Employer: Discovery Partners Int'l Title: Managing Partner Dates of Service: October, 2005 - Present

Responsibilities: Founder in 2005 and now the sole partner of aerospace consultancy. Manage clients, deliverables, manage finances, on matters related to aerospace and technology.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 7 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	11,428,572
Voting Rights	Ten votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own wil decrease, even though the value of the company may increase. You wil own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. fI we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only fi we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. fI you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	There are no material rights associated with Class A Voting Common Stock.

Type of security	Class B Common Stock
Amount outstanding	8,231,049
Voting Rights	There are no voting rights associated with Class B Non-Voting Common Stock.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own wil decrease, even though the value of the company may increase. You wil own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. fI we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only fi we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. fI you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	

Type of security	Unit of Common Stock and Warrant
Amount outstanding	252,310
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own wil decrease, even though the value of the company may increase. You wil own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. fI we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only fi we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. fI you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.
Other Material Terms or information.	The total amount outstanding includes

	3,667,470 shares that are currently stock options outstanding, and 1,386,420 shares ot be issued pursuant ot stock options reserved but unissued. The amount outstanding does not take into account 2,946, 110 shares of Restricted Stock Awards that are outstanding. Warrants for 173,999 shares of Class B Non-Voting Common stock are due to expire in 2024. The Company has authorized and directed that the expiration dates of these warrants be extended by five (5) years.

The Company has the following debt outstanding:

Type of debt	
Name of creditor	DLA Piper
Amount outstanding	$0
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 0001
Other material terms	Currently due and payable

Type of debt	Accounts Payable
Name of creditor	Fitch, Even, Tabin & Flannery
Amount outstanding	$13,579.96
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 0001
Other material terms	Currently due and payable

Type of debt	Accounts Payable
Name of creditor	Lockwood Software
Amount outstanding	$63,911.67
Interest rate and payment schedule	12.68%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 0001
Other material terms	Currently due and payable

Type of debt	
Name of creditor	Sean Reineke
Amount outstanding	$437,122.00
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 0001
Other material terms	Currently due and payable

Type of debt	Notes
Name of creditor	Valkeir Corporation
Amount outstanding	$29,892.06
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 0001
Other material terms	Currently due and payable

The total amount of outstanding debt of the company is $544,505.69.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	1,600,696	$1,762,226.00	Employee Salaries	December 12, 2016	Section 4(a)(2)
Common Stock	406,392	$1,146,362.75	We spent significantly more money marketing our crowdfunding campaign than we anticipated would be needed to drive a successful campaign. During 2023 approximately 10% of our expenditures went to StartEngine platform fees, 40% to marketing, 40% to research and development, and 10% to working capital.	May 23, 2023	Regulation CF
Common Stock	709,452	$2,483,882.80	Approximately 10% of proceeds went to campaign platform fees and marketing expenses. The vast remainder went toward	April 12, 2024	Regulation CF

			salaries, and a modicum toward operating expenses.		

Ownership

A majority of the Company is owned by a few people and entities, including: Valkeir Corporation, Bryant Cruse, Sean Reineke, Karsten Huneycutt, William Bandy, and Mary Jo Jordan Revocable Trust.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Valkeir Corporation	31.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

LIQUIDITY AND CAPITAL RESOURCES The Company remains in research and development mode, has not commenced principal operations, and will likely realize losses prior to generating positive working capital for an unknown period of time. From its inception, the Company has operated almost entirely on capital contributions with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" and crowdfunding investors. As of February 29, 2024, the Company has capital resources available in the form of $324,722 cash on hand and operates at a base monthly burn rate of $60,000. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs, but no assurance can be given that the Company will be successful in these efforts. OPERATIONAL CHALLENGES To date, we have raised capital from multiple private investors rather than from institutions. This means funds are received by the Company in smaller amounts over time instead of as large tranches. This will continue under Regulation CF and Regulation D equity offerings. Thus our key challenge is to throttle staff expansion to match our rate of funding. Future challenges related to capital resources: • Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and venture capital still active in seed funding consistently follows current trends.

In artificial intelligence, that trend is machine learning which has become synonymous with AI. Our technology has nothing to do with machine learning and thus runs counter to the current trend. • We don't fit the traditional model. We believe our approach is so radically different from any current approach to artificial intelligence that technical due diligence is a problem for institutional investors since it requires them to do a deep dive most seem unwilling to pursue into technology they are unfamiliar with. For this reason, we have concentrated on, and plan to continue, marketing to individuals who can invest their own money based on their own judgement. • Though we have had a good success rate when we pitch to individuals, here too the uniqueness of our technology creates challenges. Many people, before investing in technology, like to seek input from people with more expertise in the field. There are plenty of "AI experts" today, but to most of them AI is synonymous with data science, thus they are the last people one should ask about our technology. That is why we put together our New Sapience 101 course, so people can educate themselves. However, we understand that not every prospective investor is willing to spend hours watching our videos on YouTube. • Another downside has been the time it takes to identify potential investors, which, with our small staff, takes away from technology development.

While we have made much progress refining our message, we have seen that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important. Currently, our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work. Our first milestone toward this tipping point will be a private beta test program leading toward an initial consumer product. We plan to begin the program this year and invite existing investors with iPhones to participate. Over the course of the test program, we will upgrade our technology's capabilities to enhance its utility and broaden its user appeal.

Liquidity and Capital Resources

On December 12, 2016 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,762,226.00.

On May 23, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,146,362.75.

On April 12, 2024 the Company conducted an offering pursuant to Regulation CF and raised $2,483,882.80.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Thomas Loveland
(Signature)

Thomas Loveland
(Name)

Chief Administrative Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

New Sapience, Inc.

Profit and Loss

January - December 2024

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
61100 Salaries	521,196.64
61110 Interns - Payments	10,200.00
61200 Employer Payroll Tax Expense	34,012.67
61300 Stock-Based Compensation - Employee	40,000.00
62200 Travel - Transportation	3,673.20
64100 Office Supplies	478.69
64200 Dues & Subscriptions	2,038.76
64300 Payroll & Benefit Admin	2,417.44
64400 Bank Charges & Fees	720.49
64500 Shipping, Freight & Delivery	82.33
65100 Advertising & Marketing	-19,425.16
65500 Meeting Expense	590.52
67300 Equipment < $2,500	4,398.42
67400 Software	28,243.89
67500 Hosting Services	9,416.01
68100 Professional & Consulting Fees	243,975.72
68300 Legal Corporate	-7,068.86
68500 Contractors	2,800.00
68510 Commission	750.00
68550 Meals & entertainment	1,346.34
69100 Rent Expense	2,786.40
69200 Insurance	7,050.63
Total Expenses	**$889,684.13**
NET OPERATING INCOME	**$ -889,684.13**
Other Expenses	
69900 Depreciation	1,413.00
72100 Interest Expense	8,400.95
81100 Taxes Corporate	3,515.28
Total Other Expenses	**$13,329.23**
NET OTHER INCOME	**$ -13,329.23**
NET INCOME	**$ -903,013.36**

New Sapience, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Cash - BOA Checking 9524	0.00
11100 Bank of America xxx0947	5,712.47
11200 Chase Bank xxx1917	90,008.69
11999 Zeni Clearing Account	0.00
Total Bank Accounts	**$95,721.16**
Accounts Receivable	
12000 Loan Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12500 Other Receivables	0.00
12550 Other Receivable - Dealmaker	14,824.47
14100 Prepaid Expenses	3,144.46
14200 Payroll Tax Refunds Due	5,380.37
14350 Employee Advances	0.00
14999 Uncategorized Asset	0.00
Total Other Current Assets	**$23,349.30**
Total Current Assets	**$119,070.46**
Fixed Assets	
15100 Fixed Asset - Computers	13,154.03
15110 Accumulated Depreciation - Computers	-10,681.34
Total 15100 Fixed Asset - Computers	**2,472.69**
17100 Fixed Asset - Organizational Costs	39,748.27
17110 Accumulated Amortization - Organizational Costs	-39,748.27
Total 17100 Fixed Asset - Organizational Costs	**0.00**
Total Fixed Assets	**$2,472.69**
TOTAL ASSETS	**$121,543.15**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable	0.00

New Sapience, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Total Accounts Payable	**$0.00**
Other Current Liabilities	
21110 Accrued Accounts payable	0.00
21111 DLA Piper	0.00
21112 Fitch Even	13,579.96
21113 Lockwood Software	30,851.31
21114 Accrued Interest Payable	31,180.73
Total 21113 Lockwood Software	**62,032.04**
Total 21110 Accrued Accounts payable	**75,612.00**
22200 Loans Payable	0.00
22250 Loan from Thomas	0.00
22300 Accrued Expenses	100,750.00
23001 Accrued Salary	437,122.47
Total 22300 Accrued Expenses	**537,872.47**
22450 Payroll tax payable	0.00
22460 State W/H - MD	0.00
22470 State W/H - NC	0.00
22480 FUTA Tax Payable	0.00
22490 HSA - FAMILY	0.00
22495 SUTA Tax Payable	0.00
23800 Payroll Clearing	0.00
Total Other Current Liabilities	**$613,484.47**
Total Current Liabilities	**$613,484.47**
Long-Term Liabilities	
24000 N/P - PPP Funds	0.00
24100 Note Payable - Shareholder	0.00
24110 Note Payable -Bill Bandy	0.00
24120 Note Payable - Bryant Cruse	2,615.99
24140 Note Payable - Sean Reineke	20,000.00
24160 Note Payable - Valkier	29,892.06
Total 24100 Note Payable - Shareholder	**52,508.05**
37000 Convertible Promissory Note	
37110 William Francis Readdy	15,000.00
37120 William B. Avellone 2004 Trust	15,000.00
37130 Thomas William Loveland	35,000.00
37140 William Bandy	50,000.00
37199 Accrued Interest Convertible Promissory Notes	1,419.19
Total 37000 Convertible Promissory Note	**116,419.19**
Total Long-Term Liabilities	**$168,927.24**
Total Liabilities	**$782,411.71**

New Sapience, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
Equity	
30000 Opening Balance Equity	0.00
30005 Retained Earnings	-9,956,717.85
30050 Capital Contribution	0.00
31000 Capital Contributions Founders	
31001 Capital Contribution-W. Bandy	0.00
31002 Capital Contribution-M. Jordan	0.00
31003 Capital Contribution-Valkier	0.00
31004 Capital contribution - C. Hnyct	0.00
Total 31000 Capital Contributions Founders	**0.00**
31050 unissued options	0.00
31150 Additional Paid-In Capital	4,333,641.18
32000 Capital Contributions F & F	
32001 Barry H. Wells	0.00
32002 Michael B. Marks	0.00
32003 James J. Anderson Trust	0.00
32004 Marilyn K. Anderson Trust	0.00
32005 Daniel Root	0.00
32006 Patrick J. Baechle	0.00
32007 Glenn Gilmor	0.00
32008 Paul A Phillips & Carol E. Sedd	0.00
32009 James K. Smolev	0.00
32010 Jorgen Ullerup & Anne Hollande	0.00
32011 Pelican Real Estate Resources,	0.00
32012 Steven Alan Epstein	0.00
32013 Gregory Newswanger / Judith Woo	0.00
32014 Charles H. and Karen L. Cruse	0.00
32015 Diana L. Jubb	0.00
32016 Jeffrey T. Maclay, Sr.	0.00
32017 Pensco Trust Co Custodian FBO T	0.00
32018 Michael Croyle Reid	0.00
32019 Christopher H. Bryson and Cynth	0.00
32020 B. Ashton and Kimberley Nichols	0.00
32021 Rezon8 Capital & Advisory Group	0.00
32022 Thierry Guillemin	0.00
32023 Lee Kleiman	0.00
32025 William Avellone	0.00
32026 David Myers & Ekaterina Myers	0.00
32027 The Kingsly Group (Ty McCoy)	0.00
Total 32000 Capital Contributions F & F	**0.00**

New Sapience, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
33000 Cap Contributions Angel Round 1	
33001 John F. Runge	0.00
33002 John F. Meredith	0.00
33003 John A. Boring	0.00
33004 James and Stephanie Meredith	0.00
33005 Stewart and Carol Axelbaum	0.00
33006 Brian and Hillary Hennighausen	0.00
33007 Mark F. Tissot	0.00
33008 Barry H. Wells	0.00
33009 Andrew and Melanie Berlin	0.00
33010 Michael Croyle Reid	0.00
33011 Mayer Gorbaty	0.00
33012 Elliot Gorbaty	0.00
33013 David and Ekaterina Myers	0.00
33014 John Bradley Timmer	0.00
33015 Jan Maura Timmer	0.00
33016 Christopher Cirulli	0.00
33017 Cindy and Asher Carey III	0.00
33018 Monford A. Wolf	0.00
33019 The Entrust Group FBO Myers	0.00
33020 Stuart Marcus	0.00
33021 Drew and Emily White	0.00
33022 Paul E. Platts	0.00
33023 John A. Wehner	0.00
33024 Steven Alan Epstein	0.00
33025 Cameron Plummer	0.00
33026 Steven Parker	0.00
33027 Daniel Root / Hannah Root	0.00
33029 Gregory Newswanger/Judith Wood.	0.00
33030 Shawn and Kristen Barry	0.00
33031 Julia M. Klein	0.00
33032 Doug Errington	0.00
33033 The Entrust Group FBO Berlin	0.00
33034 James and Brenda Biles	0.00
33035 Lee Kleiman and Laura Tang	0.00
33036 Pensco Trust Co. FBO Loveland	0.00
33037 Entrust Group-Glenn Gilmor	0.00
33038 Entrust Group-Linda Cameron	0.00
33039 Entrust Group-Barry Wells	0.00
33040 Fourtune, LLC	0.00
Total 33000 Cap Contributions Angel Round 1	**0.00**

New Sapience, Inc.

Balance Sheet
As of December 31, 2024

	TOTAL
34000 Cap Contributions Angel Round 2	
34001 Hopkins Capital Partners Fund	0.00
34002 Bruno Fulda	0.00
34003 Wagonheim & Associates	0.00
34004 Jonathan Kaufman	0.00
34005 Ashton and Kimerbely Nichols	0.00
34006 Jeffrey Richman	0.00
34007 Elizabeth Nichols &Paul Kessler	0.00
34008 Mary Jo Jordan	0.00
34009 Sandy Siegel	0.00
34010 John Wehner	0.00
34011 Matthew Haley	0.00
34012 Reza Izadi	0.00
34013 Dawn Gretz	0.00
34014 Elliott Gorbaty	0.00
34015 Colleen Ceremuga	0.00
34016 Christopher Wahlgren	0.00
34017 William Bandy	0.00
34018 Barry Wells	0.00
34019 Sean Reineke	0.00
34020 Bryant Cruse	0.00
34021 Lars Theill	0.00
34022 William Bradford Ashton	0.00
34023 Eric Levy-Myers	0.00
34024 Steven Yannaras	0.00
34025 Ty McCoy	0.00
34026 Eliot Wagonheim	0.00
34027 Michael Marks	0.00
34028 Michael Reid	0.00
34029 Michelle Maclay	0.00
34030 Tom Loveland	0.00
34031 Karsten Huneycutt	0.00
34032 Paul Phillips	0.00
34033 Daniel Root	0.00
34034 Greg Newswanger & Judith W.	0.00
34035 Todd & Connie Larkey	0.00
34036 Drew Borinstein	0.00
34037 Beau Borinstein	0.00
34038 Richard & Charlene Larkey	0.00
34039 Monte & Peggy Botkin	0.00
34040 Pamela Valentine	0.00
34042 David Fenig	0.00
34043 Ken Langer	0.00

New Sapience, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
34044 M. Schacht & W. James Parolini	0.00
34045 Charles& Lisa Boswell	0.00
34046 Bradley & Cathleen Hicks	0.00
34047 Sue & Paul Monaghan	0.00
34048 Brent & Priscilla Witham	0.00
34049 James Root	0.00
34050 William Baker	0.00
34051 Michael Wachner	0.00
34052 Judy Wachner	0.00
34053 Lunn Woodland	0.00
34054 Tim Runge	0.00
34055 M. Wiley	0.00
Total 34000 Cap Contributions Angel Round 2	**0.00**
35000 Cap Contributions StartEngine	0.00
36000 Class A Voting Common	370,000.00
36100 Class B Non-Voting Common	3,991,015.38
36200 Start Engine - CF	1,146,362.75
36250 Reg D funding	455,000.00
36300 Reg CF Funding	959,810.08
36500 Issuance Cost	-1,056,966.74
Net Income	-903,013.36
Total Equity	**$ -660,868.56**
TOTAL LIABILITIES AND EQUITY	**$121,543.15**

New Sapience, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
10100 Cash - BOA Checking 9524	0.00
11100 Bank of America xxx0947	663.27
11200 Chase Bank xxx1917	146,907.85
Total Bank Accounts	**$147,571.12**
Accounts Receivable	
12000 Loan Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
12500 Other Receivables	16,187.07
14100 Prepaid Expenses	11,579.76
14200 Payroll Tax Refunds Due	19,673.31
14350 Employee Advances	0.00
Total Other Current Assets	**$47,440.14**
Total Current Assets	**$195,011.26**
Fixed Assets	
15100 Fixed Asset - Computers	3,885.69
17100 Fixed Asset - Organizational Costs	0.00
Total Fixed Assets	**$3,885.69**
Other Assets	
14500 Deferred Offering Costs	11,585.85
Total Other Assets	**$11,585.85**
TOTAL ASSETS	**$210,482.80**

New Sapience, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
21100 Accounts Payable	5,616.00
Total Accounts Payable	**$5,616.00**
Other Current Liabilities	
21110 Accrued Accounts payable	73,542.96
22200 Loans Payable	0.00
22300 Accrued Expenses	451,903.33
22450 Payroll tax payable	0.00
22460 State W/H - MD	0.00
22470 State W/H - NC	0.00
22480 FUTA Tax Payable	0.00
22490 HSA - FAMILY	0.00
22495 SUTA Tax Payable	0.00
23800 Payroll Clearing	0.00
Total Other Current Liabilities	**$525,446.29**
Total Current Liabilities	**$531,062.29**
Long-Term Liabilities	
24000 N/P - PPP Funds	0.00
24100 Note Payable - Shareholder	152,508.05
Total Long-Term Liabilities	**$152,508.05**
Total Liabilities	**$683,570.34**
Equity	
30000 Opening Balance Equity	0.00
30005 Retained Earnings	-7,506,760.16
30050 Capital Contribution	0.00
31000 Capital Contributions Founders	0.00
31050 unissued options	0.00
31150 Additional Paid-In Capital	4,293,641.18
32000 Capital Contributions F & F	0.00
33000 Cap Contributions Angel Round 1	0.00
34000 Cap Contributions Angel Round 2	0.00
35000 Cap Contributions StartEngine	0.00
36000 Class A Voting Common	370,000.00
36100 Class B Non-Voting Common	3,991,015.38
36200 Start Engine - CF	1,146,362.75
36500 Issuance Cost	-328,974.85
Net Income	-2,438,371.84
Total Equity	**$ -473,087.54**
TOTAL LIABILITIES AND EQUITY	**$210,482.80**

New Sapience, Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
61100 Salaries	146,250.01
61200 Employer Payroll Tax Expense	11,289.37
61300 Stock-Based Compensation - Employee	1,613,812.94
61400 Consulting - Stock-Based Compensation	324,816.58
62200 Travel - Transportation	766.50
64100 Office Supplies	198.15
64200 Dues & Subscriptions	1,098.42
64300 Payroll & Benefit Admin	47.70
64400 Bank Charges & Fees	800.05
64500 Shipping, Freight & Delivery	1.10
65100 Advertising & Marketing	110,540.48
67400 Software	18,124.99
67500 Hosting Services	7,194.81
68100 Professional & Consulting Fees	180,644.44
68300 Legal Corporate	40,324.82
68550 Meals & entertainment	765.40
69100 Rent Expense	2,594.64
69200 Insurance	487.95
Total Expenses	**$2,459,758.35**
NET OPERATING INCOME	**$ -2,459,758.35**
Other Income	
71400 Payroll Tax Credit	21,644.45
Total Other Income	**$21,644.45**
Other Expenses	
69800 Amortization expense	0.27
69900 Depreciation	353.25
71600 Exchange Gain or loss	-379.66
72100 Interest Expense	9,729.95
81100 Taxes Corporate	2,139.98
Total Other Expenses	**$11,843.79**
NET OTHER INCOME	**$9,800.66**
NET INCOME	**$ -2,449,957.69**